BINGHAM McCUTCHEN LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

March 5, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Pioneer Value Fund
Proxy Statement
(File Nos. 2-32773; 811-01835)

Ladies and Gentlemen:

This letter is to respond to comments we received from Mr. Dominic Minore of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) regarding the preliminary proxy statement filed by Pioneer Value Fund (the “Registrant”) on February 15, 2013.  Following are the Staff’s comments and the Registrant’s responses thereto:

I. General Comment

1.	Comment:	The Staff asked that the Registrant provide a letter to the Commission that includes certain “Tandy” acknowledgments with the Registrant’s response to the Staff’s comments.

	Response:	A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2.	Comment:	The Staff requested that the Registrant make conforming changes to the proxy statement to the extent comments provided with respect to one section of the proxy statement apply to other sections.

	Response:	The Registrant has made conforming changes to the proxy statement to the extent comments provided with respect to one section of the proxy statement apply to other sections.

II.	Questions and Answers

1.	Comment:
With respect to the question and answer addressing who is paying for the expenses related to the special meeting, the Staff requested that the Registrant indicate the approximate dollar amount of expenses for which the Registrant is responsible.

	Response:	The Registrant has added disclosure to address the Staff’s request.

III.	Proposal 1 - Reasons for the Proposal

1.	Comment:
The Staff requested that the Registrant add disclosure noting that the Registrant’s investment adviser will benefit from the reorganization of Pioneer Research Fund with the Registrant (the “Reorganization”) because, as a result of economies of scale, the adviser’s obligation to waive fees and/or reimburse expenses will be reduced.

	Response:	The Registrant has added disclosure to address the Staff’s request.

2.	Comment:
The Staff noted that the Registrant states that “the Board of Trustees believes that the Proposed Management Fee is in the best interests of shareholders because it is in line with the lowest performance-adjusted Current Management Fee.”  The Staff requested that the Registrant clarify what it means by “in line,” noting that, as disclosed elsewhere in the proxy, the Proposed Management Fee is 0.01% higher than the annual management fee rate paid by the Registrant for the most recent fiscal year.

	Response:	The Registrant has revised the disclosure referenced by the Staff to address the Staff’s request.

3.	Comment:
The Staff noted that the Registrant states that if shareholders do not approve the Amended Management Agreement, the Reorganization may not be consummated.  The Staff requested that the Registrant explain in its response letter how, if shareholders do not approve the Proposals, the Registrant would consummate the Reorganization and satisfy the conditions of Rule 17a-8(a)(3) under the 1940 Act.

Response:
The Registrant notes that if shareholders do not approve the proposals, the Board of Trustees would consider what further actions may be appropriate, including, for example adjourning the shareholder meeting as described in the proxy statement, or submitting a revised proposal or proposals for consideration by shareholders.  The Registrant notes that the Reorganization could be consummated and satisfy the conditions of Rule 17a-8(a)(3) if the Reorganization was approved by the shareholders of Pioneer Research Fund.  The Registrant also notes that, if shareholders approve Proposal 1 but do not approve Proposal 2, the Reorganization could be consummated and satisfy the conditions of Rule 17a-8(a)(3) if the Board of Trustees of Pioneer Research Fund revised that fund’s investment objective.

IV.	Proposal 1 - Comparison of Amended Management Agreement with Current Management Agreement

1.	Comment:
The Staff noted that at the end of the section comparing the terms of the Amended Management Agreement with the Current Management Agreement, the Registrant refers the reader to Exhibit A for the complete terms of the Amended Management Agreement.  The Staff requested that the Registrant also note that the material terms of the Amended Management Agreement are discussed in this section (i.e., to note that the material terms of the Amended Management Agreement are discussed above).

	Response:	The Registrant has added disclosure to address the Staff’s request.

V.	Board Evaluation of the Amended Management Agreement

1.	Comment:
The Staff noted that the Registrant states that “the Trustees concluded that the investment performance of Pioneer Research Fund supported the reorganization of the fund with Pioneer Research Fund and the necessity of approving the Amended Management Agreement for the combined fund.”  The Staff requested that the Registrant add disclosure noting that there can be no assurance that the combined fund will achieve similar performance results as Pioneer Research Fund achieved prior to the Reorganization.

	Response:	The Registrant has added disclosure to address the Staff’s request.

VI.	Form of Amended Management Agreement

1.	Comment:
The Staff noted that paragraph 10. of the Amended Management Agreement states that “a Fund’s ‘net assets’ shall be determined as provided in the Fund’s then-current Prospectus and Statement of Additional Information.”  The Staff noted that defining “net assets” by reference to the prospectus would not appear to comply with the requirement under Section 15(a)(1) of the 1940 Act that the contract precisely describe all compensation to be paid thereunder, and requested that the Registrant revise the Amended Management Agreement accordingly.

	Response:	The Registrant has revised the Amended Management Agreement to address the Staff’s request.

VII. Exhibit B -Comparison of Funds’ Past Performance

1.	Comment:
The Staff noted that the Registrant states that “Pioneer Value Fund’s historical performance, including its accounting and financial history, will no longer exist as of the close of business on the date that the Reorganization is consummated.”  The Staff suggested that the disclosure could be read to indicate that the Registrant’s performance and accounting records for periods prior to the Reorganization will be destroyed, and requested that the Registrant re-phrase the disclosure.

	Response:	The Registrant has revised the disclosure to address the Staff’s request.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

cc:        Terrence J. Cullen
Christopher J. Kelley
Roger P. Joseph
Toby R. Serkin